Exhibit 2.1

EXECUTION COPY

Share Purchase Agreement

between

Sellers

and

Hologic, Inc.

regarding

Mobidiag Oy

8 April 2021

Table of Contents

2.	Definitions		2

3.	Sale and purchase		9

4.	Purchase Price		10

	4.1	Amount and method of payment	10

	4.2	Leakage	10

	4.3	Allocation	11

5.	Condition		12

	5.1	Condition precedent of Seller	12

	5.2	Condition precedent of Buyer	12

	5.3	Responsibility for satisfaction	13

	5.4	Long Stop Date and consequences of non-satisfaction	14

6.	Pre-Closing obligations		15

	6.1	Key Sellers’ obligations as a shareholder	15

	6.2	No restriction on or prevention of certain activities	16

	6.3	Information to be provided prior to Closing	16

7.	Closing		17

	7.1	Place and date	17

	7.2	Closing obligations	17

8.	Warranties of Sellers		19

	8.1	General	19

	8.2	Title and authority	19

	8.3	Existence and capitalization	20

	8.4	Insolvency, etc.	20

	8.5	Records and documentation	21

	8.6	Assets	21

	8.7	Accounts	21

	8.8	Material Agreements	22

	8.9	Transactions with Shareholders	23

	8.10	Real property and Lease Agreements	23

	8.11	Intellectual Property	23

	8.12	Information Technology	24

	8.13	Products	25

	8.14	Employment matters	25

	8.15	Tax	26

	8.16	Litigation and disputes	27

	8.17	Insurance	27

	8.18	Compliance with Laws and permits	27

	8.19	Data Protection	28

	8.20	Absence of certain events	28

	8.21	Information	29

9.	Warranties of Buyer		29

10.	Liability and related matters		30

	10.1	Sellers’ liability	30

i (iii)

	10.2	Insurance policy	31

	10.3	No other liability	32

	10.4	Buyer’s remedy	32

	10.5	Sellers’ remedy	33

	10.6	Limitation of Sellers’ liability	33

		10.6.1 Monetary limits	33

		10.6.2 Time limits	33

		10.6.3 Duty to mitigate and recovery from third parties	34

		10.6.4 Other limitations	34

	10.7	Third-Party Claims	35

11.	Post-closing obligations		37

	11.1	Retiring directors	37

	11.2	Further assurance	37

	11.3	Access to books, records and documents	38

	11.4	Non-competition and non-solicitation	38

	11.5	Contractual Clearances	39

	11.6	Release	39

12.	Miscellaneous		39

	12.1	Notices	39

	12.2	Sellers’ Representative	41

	12.3	Fees and expenses	41

	12.4	Transfer Tax	42

	12.5	Assignment	42

	12.6	No waiver	42

	12.7	Entire agreement	42

	12.8	Interpretation	42

	12.9	Amendments	42

	12.10	Provisions severable	42

	12.11	Confidentiality and publicity	43

	12.12	Governing law and arbitration	43

	12.13	Counterparts	44

ii (iii)

List of Schedules

Schedule A	Key Sellers

Schedule B	Accession Undertaking

Schedule C	Overview of each Seller’s ownership

Schedule 2.3	Accounts

Schedule 2.33	Insurance Policy

Schedule 2.61	Subsidiaries

Schedule 7.2(a)(iii)	Form of Bring Down of Disclosures

Schedule 7.2(a)(v)	Closing mechanism

Schedule 7.2(a)(viii)	Agreed form of resignation letter

Schedule 8.3	Shareholders’ registers of the Company

Schedule 8.5(a)	Articles of association and registration certificate

Schedule 8.7(c)	Cash, indebtedness and Leakage at Signing

Schedule 8.8(a)	Material Agreements

Schedule 11.5	Contractual Clearances

iii (iii)

This share purchase agreement (the “Agreement”) is entered into on the date hereof between:

1)	the individuals and entities listed in Schedule A (“Key Sellers” and each a “Key Seller”);

2)

the holders of shares and option rights in the Company other than Key Sellers (“Minority Sellers”) who enter into this Agreement or have acceded or will before Closing (as defined below), accede to this Agreement by executing (by themselves or through a power of attorney given to the Sellers’ Representative or other representative) an accession undertaking in the form attached to this Agreement as Schedule B (the “Accession Undertaking”); and

3)

Hologic, Inc., a Delaware corporation having its principal place of business at 250 Campus Dr, Marlborough, MA 01752, United States (the “Buyer”), understanding that, without limiting Buyer’s liability for its undertakings set forth herein, Buyer may consummate the transactions contemplated herein through a wholly owned limited liability company incorporated in Finland, in which case Buyer shall cause such subsidiary to comply with all of the undertakings of Buyer hereunder.

Key Sellers and Minority Sellers are jointly referred to as “Sellers” and individually as a “Seller”. Sellers and Buyer are jointly referred to as the “Parties” and individually as a “Party”.

Background

A.	Mobidiag Oy is a Finnish limited liability company with reg. no. 1651007-2, having its registered office at Keilaranta 16, 02150 Espoo, Finland, Finland (the “Company”).

B.	As at the date of this Agreement, the Company has issued in aggregate:

(a)	37,853,454 outstanding class R shares (“Class R Shares”);

(b)	8,915,646 outstanding class T shares (“Class T Shares”, together with the Class R Shares, the “Shares”);

(c)	3,214,681 outstanding option rights, each of which entitle their holder to subscribe for one class R share in the Company (“Class R Option Rights”); and

(d)

403,192 outstanding option rights, each of which entitle their holder to subscribe for one class T share in the Company (“Class T Option Rights”, together with the Class R Option Rights, the “Option Rights”).

C.

Schedule C sets out in more detail the Shares and the Option Rights and their owners as at the date of this Agreement. In case any Option Rights have been exercised into Shares between the date of this Agreement and the Closing Date, Key Sellers shall update the number of Shares and Option Rights and their owners as at the Closing Date (Schedule C) prior to Closing to reflect the number of Shares and Option Rights outstanding as at the Closing Date.

D.	The Company owns the shares in the Subsidiaries (as defined below).

E.

Buyer is willing to acquire the Shares and Option Rights by entering into this Agreement with Key Sellers and Minority Sellers, and Key Sellers and Minority Sellers are willing to sell all the Shares and Option Rights owned by them as at the Closing Date by either entering into this Agreement or the Accession Undertakings as set out in more detail in this Agreement.

F.

In order to obtain an efficient process and coverage for the Warranties (as defined below), it has been agreed that a buyer’s representations and warranties insurance is arranged in the name of Buyer, without the possibility of any recourse against Sellers based on the Warranties, except as explicitly provided for in Section 10.2, on the terms and conditions set forth in the Insurance Policy (as defined below).

2.	Definitions

The following terms, used in this Agreement, have the meanings set out below, and the singular form (where appropriate) shall include the plural form and vice versa:

2.1 Accounting Principles	shall mean the generally accepted accounting principles in Finland as consistently applied by the Company, subject to the Finnish Accounting Act (1336/1997, as amended) and the Finnish Accounting Decree (1339/1997, as amended).

2.2 Accession Undertaking	shall have the meaning set out in the introductory paragraph.

2.3 Accounts	shall mean the audited statutory annual accounts of the Company and the audited consolidated annual group accounts of the Company for the financial period ending on the Accounts Date, attached hereto as Schedule 2.3.

2.4 Accounts Date	shall mean 31 December 2020.

2.5 Affiliate	shall mean with respect to any Person (i) any related Person (Fin. lähipiiri) as set out in Chapter 1, Section 11 of the Finnish Companies Act (Fin. Osakeyhtiölaki 624/2006, as amended), of that first-mentioned Person, or (ii) any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control of such Person, provided that no Group Company shall be deemed to be an Affiliate of any Seller and no Seller shall be deemed to be an Affiliate of another Seller.

2.6 Agreement	shall mean this share purchase agreement and all schedules attached hereto.

2.7 Bring Down of Disclosures	shall mean a review of the Warranties given at Closing by the individuals whose names are set out in the definition of Sellers’ Knowledge, immediately prior to the Closing Date, to identify any facts or circumstances (which have occurred during, and relate to, the period between the Signing Date and the Closing Date) constituting a breach of any of the Warranties given at Closing.

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2.8 Business	shall mean the business carried out by the Group Companies as at the Signing Date.

2.9 Business Day	shall mean a day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in Finland, the United States and in Luxembourg, other than for internet banking and/or telephone services only.

2.10 Buyer	shall have the meaning set out in the introductory paragraph.

2.11 Buyer’s Group	shall mean Buyer and any subsidiary of Buyer.

2.12 Claim	shall mean any bona fide claim made by Buyer against a Seller or the Insurer, as applicable, in respect of any breach or non-fulfilment of this Agreement.

2.13 Class R Option Rights	shall have the meaning set out in the Background, Section B(c).

2.14 Class R Shares	shall have the meaning set out in the Background, Section B(a).

2.15 Class T Option Rights	shall have the meaning set out in the Background, Section B(d).

2.16 Class T Shares	shall have the meaning set out in the Background, Section B(b).

2.17 Closing	shall mean the completion of the Transaction by the Parties performing their obligations in accordance with Section 7.2.

2.18 Closing Date	shall mean the date set out in Section 7.1(b).

2.19 Company	shall have the meaning set out in the Background, Section A.

2.20 Confidential Information	shall mean all information of any kind or nature (whether written, oral, electronic or in any other form), including, without limitation, the existence and terms of this Agreement, any financial information, trade secrets, customer lists or other information, which a Party may receive or obtain from time to time as a result of entering into or performing its obligations pursuant to this Agreement, relating to the other Party or as regards Sellers following Closing, the Group Companies, which is not in the public domain.

2.21 Data Room	shall mean the virtual data room hosted by Datasite in respect of Project North.

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2.22 Disclosure Material	shall mean all material in the Data Room, including written answers to the questions raised by Buyer’s Group and its advisors in connection with the Due Diligence Review, as at 18.00 EET on 7 April 2021 (provided on the USB stick promptly after the date hereof) as well as other written material prepared by third party advisors or consultants to Sellers or the Group Companies, in each case provided by or on behalf of Sellers or the Group Companies to Buyer and/or its advisors prior to the Signing Date.

2.23 Due Diligence Review	shall have the meaning set out in Section 8.1(a).

2.24 Encumbrance	shall mean any claim, charge, pledge, mortgage, option, retention of title, right of pre-emption, right of first refusal or other security interest of any kind.

2.25 Existing Debt	shall have the meaning set out in Section 6.3(a).

2.26 Fairly Disclosed	shall mean fairly disclosed in writing in such a manner and relevant context so that if, on a review of a document, a reasonable and sophisticated buyer, acting diligently, would be aware of the specific fact, matter or other information and be in a position to make a reasonably informed assessment of the fact, matter or other information and its consequences, in each case without the need to draw conclusions from unrelated documents or materials.

2.27 French Foreign Investment Authority	shall mean the French Ministère de l’Economie et des Finances or any other competent French governmental authority for the purposes of authorizing the Transaction pursuant to articles L. 151-3, R. 151-1 et seq. of the French Code monétaire et financier.

2.28 French Foreign Investment Clearance	shall mean (i) a decision from the French Ministère de l’Economie et des Finances, which, pursuant to articles L. 151-3, R. 151-1 et seq. of the French Code monétaire et financier, authorizes the Transaction in accordance with the relevant applicable Laws or (ii) a written confirmation from the French Ministère de l’Economie et des Finances that the Transaction does not fall within articles L. 151-3, R. 151-1 et seq. of the French Code monétaire et financier.

2.29 Fundamental Warranties	shall mean the Warranties in Sections 8.2 and 8.3.

2.30 Group	shall mean the Company and its Subsidiaries, each of them being a “Group Company”.

2.31 Independent Expert	shall mean KPMG, or if such firm is unable or unwilling to act, such other internationally recognized independent audit firm as shall be agreed upon by the Parties.

2.32 Information Technology	shall mean computer systems, communication systems, software and hardware and other information technology.

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2.33 Insurance Policy	shall mean the insurance policy to be entered into between Buyer and the Insurer without delay following the Signing Date, draft attached hereto as Schedule 2.33.

2.34 Insurer	shall mean VALE Insurance Partners (and RiskPoint as excess insurer, as applicable).

2.35 Intellectual Property	shall mean patents, trademarks, service marks, social media identifiers, copyrights (including rights in software), trade names, business and company names, trade dress, know-how (including unpatentable inventions, manufacturing and product processes, techniques and procedures), designs, technology, data, formulations, algorithms, product descriptions, rights in databases and data compilations, trade secrets, rights in domain names, and any similar intellectual property rights in any country or region and any other intellectual property, including all registrations and applications therefore.

2.36 Key Employee	shall mean each of Tuomas Tenkanen, Kari Kataja, Yann Marcy, Miquel Vernet, Minna Koivula, Jukka Ahonen, Laura Huopaniemi, Juha Kirveskari, Timo Soininen and Antti Ojala.

2.37 Key Sellers	shall have the meaning set out in the introductory paragraph.

2.38 Laws	shall mean any law, decree, ordinance, statute, regulation, or directive in force from time to time.

2.39 Leakage

shall mean the occurrence of any of the following during the period from the Accounts Date (that day excluded) up until Closing Date (that day included), in each case excluding Permitted Leakage and any item accounted for in the Accounts:

(a)   any payment or declaration of dividend or similar distribution of assets (whether in cash or in kind), including any compensation for the redemption, acquisition or cancellation of own shares, and any other form of repayment or return of capital by any Group Company to or for the benefit of a Seller and/or its Affiliate;

(b)   any transfer of other value, assets, receivables, or rights, from the Group Company to or for the benefit of a Seller and/or its Affiliate to the extent such transfer occurs in exchange for less than fair value;

(c)   any amount or obligation owed by any Seller and/or any of their Affiliates to the Group which is waived or released (in whole or in part) by the Group, to the extent the Group is not fully compensated for such waiver or release;

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(d)   unless released at Closing, any guarantee, indemnity or Encumbrance provided by, or over the assets of, the Group in respect of the liabilities or obligations of any Seller or their Affiliates;

(e)   any liability or obligation of the Seller or its Affiliates that is assumed, paid or incurred by a Group Company on behalf of the Seller or its Affiliates, to the extent such Group Company is not fully compensated for such assumption, payment or incurrence;

(f)   any professional fees, expenses and other costs paid or incurred to any advisor by any Group Company in connection with the Transaction;

(g)   any bonus payment or similar incentive payment as a result of the Transaction to any employee, consultant or board member of any Group Company (excluding, for the avoidance of doubt, payments of salary, pension contributions and other benefits in the Ordinary Course of Business and unrelated to the Transaction), paid or incurred by any Group Company; and

(h)   any agreement or commitment by a Group Company to do any of the matters set out in paragraphs (a)—(g) above.

Any amount constituting Leakage as set out above shall include any Tax effects (including actual Tax payable or deductible or other actual liability or benefit resulting from any such transfer of value, payment or other circumstance set out in paragraphs (a)—(h) above, but exclude any VAT or other similar Taxes in respect of such matter if and to the extent such VAT or similar Taxes are recoverable by a Group Company).

2.40 Lease Agreements	shall have the meaning set out in Section 8.10(b).

2.41 Long Stop Date	shall mean the date that is 120 days from the Signing Date (and excluding the Signing Date), provided that said date shall automatically be extended by 30 days in the event that, on said 120th day, all conditions precedent set forth in Sections 5.1 and 5.2 are satisfied except for (i) the condition precedent in Section 5.2(a) or (ii) the condition in Section 5.2(b), provided that, in the case of (i), Buyer is not in material breach of its obligations in Section 5.3(a)-(d) and, in the case of (ii), Sellers are not in material breach of their obligations in Section 5.3(e).

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2.42 Loss	shall mean any direct or reasonably foreseeable indirect damage, loss or cost.

2.43 Material Agreements	shall have the meaning set out in Section 8.8(a).

2.44 Minority Sellers	shall have the meaning set out in the introductory paragraph.

2.45 Ministry	shall mean Ministry of Economic Affairs and Employment of Finland.

2.46 Notified Leakage	shall have the meaning set out in Section 4.2(b).

2.47 Ordinary Course of Business	shall mean the ordinary course of business, as conducted prior to the Signing Date, of each of the Group Companies as a going concern.

2.48 Option Rights	shall have the meaning set out in the Background, Section B(d).

2.49 Owned IP Rights	shall have the meaning set out in Section 8.11(a).

2.50 Party	shall have the meaning set out in the introductory paragraph.

2.51 Permitted Leakage

shall mean:

(a)   any salaries, compensation, pensions, holiday entitlements, remunerations (including ordinary bonuses), fringe benefits, fees and cost reimbursements made or to be made to the employees, officers, directors and/or consultants of the Group Companies in the Ordinary Course of Business and not in anticipation of or in connection with the Transaction in accordance with their terms of employment, engagement or service with any Group Company, as well as any withholdings and social security contributions related thereto in the Ordinary Course of Business;

(b)   any amounts paid or reimbursement of costs and expenses made by any Group Company on arm’s length terms in the Ordinary Course of Business and unrelated to the Transaction;

(c)   any amounts paid or reimbursement of costs and expenses made by any Group Company on arm’s length terms due to the release of certain guarantees issued by a Seller in favour of the Group Companies, as Fairly Disclosed in the Disclosure Material and in an amount not exceeding GBP 50,000;

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(d)   any payment or other matter undertaken by or on behalf of any Group Company at the written request or with the written consent of Buyer;

(e)   any professional fees, expenses and other costs paid or incurred to Boston Consulting Group (commercial vendor due diligence), Laine IP (IP consultancy), Roschier (legal advice not directly relating to the Transaction), and Greenstep Oy (financial matters) by any Group Company, to the extent such fees, expenses and other costs do not exceed in the aggregate EUR 1,000,000 (excl. VAT);

(f)   any agreement or undertaking in respect of any of the items set out in (a) to (e) above; and

any Tax incurred in respect of any of the items set out in (a) to (f) above.

2.52 Person	shall mean any individual, corporation, partnership, limited liability company, joint venture, association, trust, organization, governmental entity or other entity or natural or legal person.

2.53 Purchase Price	shall have the meaning set out in Section 4.1(a)

2.54 Purchase Price Allocation	shall have the meaning set out in Section 4.3(a).

2.55 Seller	shall have the meaning set out in the introductory paragraph.

2.56 Sellers’ Account	shall mean a bank account to be specified by the Sellers’ Representative by way of notice to Buyer no later than five Business Days prior to the Closing Date, which shall be a bank account established with and managed by Danske Bank.

2.57 Sellers’ Knowledge	shall mean the actual knowledge as at the Signing Date or, for purposes of the Bring Down of Disclosures only, the Closing Date (as applicable) of each of Tuomas Tenkanen, Kari Kataja, Yann Marcy, Miquel Vernet, Minna Koivula, Jukka Ahonen, Laura Huopaniemi, Juha Kirveskari, Timo Soininen and Antti Ojala.

2.58 Sellers’ Representative	shall mean Tuomas Tenkanen (CEO of the Company).

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2.59 Signing Date	shall mean the date on which this Agreement is signed by the Parties.

2.60 Shares	shall have the meaning set out in the Background, Section B(b).

2.61 Subsidiaries	shall mean all direct and indirect subsidiaries of the Company, as identified in Schedule 2.61.

2.62 Surviving Sections	shall mean Sections 2, 5.4, 10.4, 10.5, and 12.

2.63 Tax	shall mean all direct and indirect taxes, charges, fees, duties and other assessments imposed by any tax authority, whether determined by reference to income, profits and gains, statutory pension contributions, social security fees and other assessments, including but not limited to any income tax, sales tax, property tax, value added tax, transfer tax and stamp duty, together with any interest, penalties, surcharges or other additional amounts to such taxes.

2.64 Termination Fee	shall have the meaning set out in Section 5.4(c).

2.65 Third-Party Claim	shall have the meaning set out in Section 10.7(a).

2.66 Transaction	shall mean the sale and purchase of the Shares and Option Rights as set out in this Agreement.

2.67 Warranty	shall have the meaning set out in Section 8.1(b).

3.	Sale and purchase

(a)

On the terms and subject to the conditions set out in this Agreement, (i) Key Sellers hereby sell the Shares and Option Rights held by them, (ii) Minority Sellers hereby (by signing this Agreement or an Accession Undertaking) sell the Shares and Option Rights held by them, and (iii) Buyer hereby purchases such Shares and Option Rights, together with all rights pertaining to them as at Closing.

(b)	The ownership to the Shares and Option Rights passes from each Seller to Buyer at Closing, simultaneously with the fulfilment (or due waiver) of the Parties’ obligations set out in Section 7.2.

(c)

Key Sellers shall use their commercially reasonable best efforts in order for all holders of Shares and Option Rights to accept Buyer’s acquisition of their Shares and Option Rights and to execute (by themselves or through a power of attorney given to the Sellers’ Representative or other representative) and deliver an Accession Undertaking without undue delay and at the latest prior to the Closing Date. Such reasonable best efforts shall include that Key Sellers or the Company approaches in writing each holder of Shares and Option Rights (or their authorized representative) who has not yet executed this Agreement or an

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Accession Undertaking and requests (by referring to the exercise of the drag along right agreed in the shareholders’ agreements and other investment documentation, as applicable, relating to the Company) that they sell their Shares and Option Rights to Buyer under the terms set out in this Agreement, in each case as required to effectively enforce the drag-along rights set out in, as applicable, the shareholders’ agreements and other investment documentation relating to the Company.

(d)

Each Seller hereby irrevocably waives and undertakes not to invoke or otherwise exercise any and all first refusal, redemption or similar rights which any of them may have with respect to the Shares or the Option Rights under the shareholders’ agreements or other investment documentation, the articles of association of any Group Company or otherwise in respect of the transfer of the Shares and Option Rights at the Closing.

4.	Purchase Price

4.1	Amount and method of payment

(a)	The consideration for the purchase of the Shares and Option Rights under this Agreement (the “Purchase Price”) shall be EUR 600,000,000.

(b)

The Purchase Price, less any Notified Leakage, shall be paid by Buyer to Sellers on Closing as set out in Section 7.2. For the avoidance of doubt, at Closing, the Purchase Price shall only be paid with respect to the Shares and Option Rights that are actually sold at Closing.

4.2	Leakage

(a)

In the event of any Leakage, a Seller (for purposes of any Notified Leakage) or Key Sellers (for purposes of Leakage identified after Closing pursuant to Section 4.2(c)), shall pay to Buyer (or Buyer may deduct from the Purchase Price) an amount equal to any Leakage received by, or made for the benefit of, or at the instruction of such Seller or any of its Affiliates, in accordance with this Section 4.2. For the avoidance of doubt, (i) the undertaking of Sellers set out in this Section 4.2(a) does not apply to or limit any Permitted Leakage; (ii) the liability of Sellers or, as applicable, Key Sellers for the purposes of Section 4.2(c) is several and not joint and the liability will be divided among Sellers or, as applicable, Key Sellers in proportion to their entitlement to the Purchase Price provided that, in the case of any Leakage identified after Closing pursuant to Section 4.2(c), Key Sellers shall be responsible for the full amount of such Leakage (in proportion to their entitlement to the Purchase Price); and (iii) Buyer shall not be entitled to recover from any Seller more than once in respect of the same Leakage.

(b)

No later than five Business Days before the Closing Date, the Sellers’ Representative shall notify Buyer of any Leakage that the Sellers’ Representative has become aware of, in order for the amount of such Leakage to be deducted from the Purchase Price (on a EUR-by-EUR basis) to be paid on Closing (“Notified Leakage”). In the absence of such notification, there shall be deemed to be no Notified Leakage.

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(c)

If Closing has occurred, and Buyer thereafter becomes aware of any Leakage other than Notified Leakage, Buyer shall be entitled to require payment of an amount equal to such additional Leakage from Key Sellers, provided that Buyer has delivered a written notice thereof, accompanied by the relevant particulars thereof specifying the nature of the Leakage, the amount required to be paid in respect of such Leakage and such other information as is available to Buyer or the Group Companies and as is reasonably necessary to enable Key Sellers to assess the existence of the Leakage, as soon as reasonably practicable and in any event not later than nine (9) months from the Closing Date. Unless disputed, Key Sellers shall pay to Buyer such additional Leakage within 30 Business Days after receipt of Buyer’s written notice.

(d)

If the Sellers’ Representative, on behalf of Key Sellers, disputes a notification of Leakage delivered by Buyer pursuant to Section 4.2(c) and the Parties in dispute are unable to agree as to whether such Leakage has occurred, or as to the amount thereof, then Key Sellers shall not be obligated to pay to Buyer the amount of such Leakage until the matter has been settled by the Independent Expert appointed by the Parties in dispute. The decision of the Independent Expert shall be final and binding upon the Parties (save for clear and manifest errors in which case the decision shall be remitted to the Independent Expert for correction), and the costs and fees of the Independent Expert shall be borne by the Parties in dispute in such proportions as their claims have been rejected by the Independent Expert (as determined by the Independent Expert). The Parties shall instruct the Independent Expert to (i) determine whether Leakage has occurred and the amount thereof (and, for the avoidance of doubt, not assign a value to any disputed amount greater or lower than the greatest or lowest value claimed by either Party in dispute) and (ii) render its decision, together with a statement of reasons for such decision, within 20 Business Days after the submission of the matter to the Independent Expert. The Independent Expert shall act as an expert and not as an arbitrator. Key Sellers shall pay to Buyer the Leakage in accordance with the decision of the Independent Expert (if such decision sets forth that Leakage has occurred) within 30 Business Days after the decision of the Independent Expert.

4.3	Allocation

(a)

Sellers agree between themselves that the Purchase Price shall be allocated among Sellers in proportion to their holding of Shares and Option Rights set out in Schedule C. Sellers agree that the Purchase Price for the Option Rights shall be equal to the purchase price per Share less the share subscription exercise price of the Option Right in question. The amount payable to a certain Seller shall be reduced by an amount equal to any Notified Leakage that Seller or any of its Affiliates is responsible for pursuant to Section 4.2(a) and any pro rata share of transaction costs pursuant to Section 4.3(c) below (the “Purchase Price Allocation”).

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(b)	Schedule C sets out the outstanding Shares and Option Rights (and their exercise prices), as well as an illustrative example allocation of the Purchase Price on Shares and Option Rights.

(c)

Each Seller shall bear a part of all transaction costs in proportion to its shareholding set out in Schedule C which have been incurred on behalf of a Seller with the consent of the Sellers’ Representative, including, but not limited to, all fees and expenses of investment bankers, advisors, representatives, counsels and accountants. Sellers hereby agree between themselves that the Sellers’ Representative shall, on behalf of all Sellers, pay such transaction costs, and that a portion of the Purchase Price corresponding to such transaction costs (including any VAT) shall be received by the Sellers’ Representative or the paying agent, as applicable (such amount to be specified in a separate item in the funds flow), and each Seller’s share of such transaction costs will be deducted from each Seller’s portion of the Purchase Price that is allocated to such Seller in accordance with Section 4.3(a).

5.	Condition

5.1	Condition precedent of Seller

Sellers shall not be obliged to complete the Transaction in accordance with this Agreement unless the following conditions precedent have been satisfied (or waived by Sellers’ Representative):

(a)	There not having occurred a material breach of the Buyer’s covenants and undertakings set forth Sections 5.3(a)-(d).

5.2	Condition precedent of Buyer

Buyer shall not be obliged to complete the Transaction in accordance with this Agreement unless the following conditions precedent have been satisfied (or waived by Buyer):

(a)

Buyer having obtained (i) a clearance from the Ministry pursuant to Section 5 of the Act on the Monitoring of Foreign Corporate Acquisitions in Finland (172/2012, as amended), and (ii) the French Foreign Investment Clearance.

(b)

Minority Sellers and Key Sellers representing jointly more than 90% of the number of Shares and Option Rights and votes in the Company have entered (by themselves or through a power of attorney given to the Sellers’ Representative or other representative) into an Accession Undertaking such that at Closing Buyer is able to actually acquire ownership of more than 90% of the number of Shares and Option Rights and votes in the Company and thereby obtains a statutory right to initiate a squeeze-out process pursuant to Chapter 18 of the Companies Act (624/2006, as amended).

(c)	There not having occurred a material breach of the Sellers’ covenants and undertakings set forth Sections 5.3(a)-(d) and 6.1.

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5.3	Responsibility for satisfaction

(a)

Subject to this Section 5.3, Buyer shall take (and shall procure that its Affiliates take) all necessary actions in order to have the conditions precedent for Closing pursuant to Section 5.2(a) to be satisfied as promptly as practicable and no later than on the Long Stop Date.

(b)

Buyer shall be responsible for making all necessary contacts and for the preparation of any notifications or filings with the Ministry or the French Foreign Investment Authority pursuant to Section 5.2(a) and for any costs and expenses incurred in relation to such notifications or filings (except for such advisory or external costs incurred by Sellers for the purpose of assisting Buyer in relation to such filings and which shall be borne by Sellers). Buyer shall use its commercially reasonable best efforts to submit a complete notification or filing as soon as possible after the Signing Date, but no later than ten (10) Business Days after the Signing Date, subject to Buyer receiving from Sellers all reasonably necessary information. To this effect, Sellers shall promptly provide Buyer with any assistance, information and documentation required to prepare the notification or filings and shall cause the Group Companies to deliver such assistance, information and documentation. A Party, which is notified by the Ministry or the French Foreign Investment Authority, that the conditions in Section 5.2(a) may not be satisfied, or that satisfaction may be delayed, or may be satisfied earlier than expected, shall immediately notify Buyer and/or the Sellers’ Representative (as applicable) thereof.

(c)

The Parties agree that all requests and enquiries from the Ministry and the French Foreign Investment Authority (other than requests that are solely administrative) shall be dealt with by Buyer in consultation with and the Sellers’ Representative (and their external counsels) and the Parties shall promptly co-operate with and provide all necessary information and assistance reasonably required by such authorities (including by attending personally or via their Representatives any meetings with the Ministry or the French Foreign Investment Authority whether in person, by telephone or by other means), upon being requested to do so by Buyer or the Sellers’ Representative, provided that any disclosure to the extent necessary, by Buyer to the Sellers’ Representatives of commercially sensitive information, shall be made to the Sellers’ legal advisors on a counsel to counsel basis.

(d)

If Buyer is notified that the conditions in Section 5.2(a) may not be satisfied, or that satisfaction may be delayed or conditioned, Buyer shall take any and all actions (and shall procure that Buyer’s Group takes any and all actions), including agreeing to any divestments, commitments, undertakings and other concessions, to ensure that the conditions set out in Section 5.2(a) are satisfied as soon as possible, but no later than on the Long Stop Date, provided, however, that Buyer shall not be obliged to offer, accept or agree to any divestment, commitment, undertaking, concession or other remedy (i) with respect to material assets or business of the Buyer Group or (ii) which would reasonably be expected to have a material adverse effect on the Group or the Business.

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(e)

Key Sellers shall take (and shall procure that their Affiliates take) all necessary actions (including invoking the drag along right agreed in the shareholders’ agreements relating to the Company if necessary) in order to have the condition precedent for Closing pursuant to Section 5.2(b) to be satisfied as promptly as practicable and no later than on the Long Stop Date.

5.4	Long Stop Date and consequences of non-satisfaction

(a)

If the conditions precedent set out in Section 5.2(a) are not satisfied on or before the Long Stop Date, (i) the Sellers’ Representative (on behalf of and effective in relation to all Sellers) may terminate this Agreement with immediate effect and (ii) so long as Buyer is not in material breach of its obligations in Section 5.3(a)-(d), Buyer may terminate this Agreement with immediate effect, provided that, in the case of any such termination pursuant to clauses (i) or (ii), subject to Section 5.4(c) below, the Surviving Sections shall remain in full force and effect, notwithstanding termination of this Agreement. In the event of such a termination, Buyer shall not have any Claim against Sellers under this Agreement or otherwise, except for any prior breach of this Agreement.

(b)

If the condition precedent set out in Section 5.2(b) is not satisfied on or before the Long Stop Date, Buyer may terminate this Agreement with immediate effect provided that the Surviving Sections shall remain in full force and effect, notwithstanding termination of this Agreement. If such condition precedent is not satisfied as a result of a breach by Key Sellers of their obligations in Section 5.2(e) and the Agreement is terminated due to such non-satisfaction, Key Sellers shall compensate Buyer with an amount corresponding to any Loss incurred by Buyer as a result of such termination. In the event of such termination, Sellers shall not have any claim against Buyer under this Agreement or otherwise, except for any prior breach of this Agreement.

(c)

In the event that (i) the Agreement is validly terminated pursuant to Section 5.4(a) and (ii) Sellers have duly complied with their obligations to provide Buyer with assistance, information and documentation under Sections 5.3(a)-(d), Buyer shall pay, or cause to be paid, to the Company , within five Business Days of such termination, an amount in cash equal to EUR 20,000,000 (the “Termination Fee”). Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and the Company receives payment of the Termination Fee, the payment of the Termination Fee shall be the sole and exclusive remedy of the Company, the Sellers, each other holder of shares and option rights in the Company and any of the Company’s representatives or Affiliates against Buyer and any of its representatives and Affiliates for any Loss suffered as a result of the failure of the Transaction to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amount, none of Buyer, its representatives, or its Affiliates shall have any further liability or obligation relating to or arising out of this Agreement, whether in equity or at Law, in contract, in tort or otherwise.

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6.	Pre-Closing obligations

6.1	Key Sellers’ obligations as a shareholder

Key Sellers shall use their powers in their capacity as shareholders in the Company, and as members of the board of directors or management, in any Group Company, as applicable, to, between the Signing Date and Closing (to the extent not restricted by any stand-still period or other merger control rules or any agreements or arrangements to which any of the Group Companies is a party), procure that each Group Company conducts its business in the Ordinary Course of Business and, in particular, does not, without the prior written consent of Buyer:

(a)

issue new shares, option rights or other specific rights or securities entitling to, exchangeable for, or convertible into new shares of the Group Company, or increase or reduce share capital or other shareholders’ equity;

(b)	distribute any profits (including but not limited to dividends) or other assets, or make any return of capital or permit any other Leakage (except Permitted Leakage);

(c)

raise any additional debt (except for up to EUR 5 million under any facility with the European Investment Bank) or any capital or similar loans the repayment of which may be restricted or carry significant change of control or early repayment penalties, each of which shall not be permitted, or commit to any capital expenditure, other than in the Ordinary Course of Business and, as regards capital expenditure, as stated in the Group’s business plan or budgets, it being understood that the amount of (i) committed capital expenditure and (ii) capitalized product development costs, shall not exceed EUR 5,000,000, for any of clauses (i) or (ii);

(d)

sell, acquire, divest or otherwise dispose of or lease any of their assets, property, rights or business (including Intellectual Property), other than sales of inventory and leases of Group Companies’ instruments, in each case in the Ordinary Course of Business;

(e)	make any change in Accounting Principles or practices of a Group Company or amend their articles of association;

(f)

create or permit the creation of any Encumbrance over the assets or properties of any Group Company (including Intellectual Property), other than in the Ordinary Course of Business or those resulting from the operation of Law;

(g)

give any guarantee, indemnity, or other agreement by a Group Company to secure, or incur financial or other obligations with respect to, another Person’s obligations other than in the Ordinary Course of Business and subject to the aggregate maximum euro amount permitted for the incurrence of additional debt under Section 6.1(c) above;

(h)

make any material amendment to the terms and conditions of employment of any Key Employee or dismiss any Key Employee, or hire or fire any employee, director or officer or other consultant who would be or is entitled to receive annual salary in excess of EUR 150,000;

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(i)	terminate or amend the terms of any of the Material Agreements;

(j)	enter into any agreement, commitment or undertaking for the benefit of any Seller and/or its Affiliate;

(k)

waive, discharge, settle or transfer any claim or right, or initiate any litigation or other legal proceeding, that could reasonably be expected to result in a liability or payment by or to any Group Company in excess of EUR 150,000; or

(l)	agree or undertake to perform any of the actions set out in Section 6.1(a)-(k) above.

6.2	No restriction on or prevention of certain activities

(a)	Section 6.1 shall not operate so as to restrict or prevent:

(i)	any act or omission which is reasonably necessary in order to comply with applicable Laws;

(ii)	any act or omission in accordance with any request or consent from Buyer after the execution of this Agreement or as a result of any consent unreasonably withheld, delayed or conditioned by Buyer;

(iii)

any act or omission which is reasonably necessary to discharge any obligation pursuant to any agreement or arrangement entered into by the Group Company prior to the Signing Date, or pursuant to any permit, license or consent; or

(iv)	any act or omission by a Group Company in an emergency or other extraordinary situation with the intention of minimizing any adverse effect thereof.

(b)	Buyer hereby authorizes each of Jan Verstreken and Michelangelo Stefani to represent Buyer and to (each independently) give consents pursuant to Section 6.2(a)(ii) in the period up until Closing.

6.3	Information to be provided prior to Closing

No later than five (5) Business Days prior to the Closing Date, the Sellers’ Representative shall deliver to Buyer a written statement setting out:

(a)

all debt owed by the Group Companies for borrowed money, including to lending bank(s) (including the European Investment Bank), Finnvera, Business Finland and BPI (the “Existing Debt”) stating the nominal amount of such debt and the interest accrued (including principles for calculating interest) and, in respect of bank debt, all redemption costs, prepayment penalties, break costs and all associated bank costs and fees, as per the date of the statement and as per the Closing Date prepared on the basis that all facilities and related hedging

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arrangements or interest currency swaps are repaid or terminated at Closing (unless otherwise agreed between the Parties), together with a release undertaking whereby each of the lenders commits to release any and all securities or other guarantees encumbering the assets of the Group Companies at Closing against the payment of the Existing Debt; and

(b)

the calculation of the Purchase Price less any Notified Leakage notified to Buyer before the date of the calculation. The calculation of the Purchase Price shall include also the allocation of the Purchase Price between Sellers.

7.	Closing

7.1	Place and date

(a)

Closing shall take place on the Closing Date starting at 9.00 EET at the offices of Roschier, Attorneys Ltd. at Kasarmikatu 21 A in Helsinki or at such other location (or electronically) or starting time as may be agreed between Buyer and the Sellers’ Representative in writing.

(b)

The “Closing Date” shall be the fifth (5th) Business Day following the satisfaction or waiver of the conditions precedent to Closing set out in Sections 5.1 and 5.2, or such other date as may be agreed between Buyer and the Sellers’ Representative in writing.

7.2	Closing obligations

(a)	On the Closing Date, the Parties shall have the following obligations:

(i)	Buyer shall deliver to the Sellers’ Representative evidence of the satisfaction of the conditions precedent set out in Section 5.2(a);

(ii)

The Sellers’ Representative shall deliver to Buyer evidence of the satisfaction of the condition precedent set out in Section 5.2(b), including copies of all Accession Undertakings executed pursuant to Section 3(c);

(iii)	The Sellers’ Representative shall present in writing the results of the Bring Down of Disclosures to Buyer, in such form as set out in Schedule 7.2(a)(iii);

(iv)

Key Sellers and Buyer shall, to the extent applicable, each convey to the other authorizations or copies or extracts of resolutions of the boards of directors or other relevant and competent decision-making bodies authorizing the execution and completion of this Agreement and the consummation of the Transaction;

(v)

Buyer shall pay the Purchase Price for the Shares and Option Rights actually purchased and sold at the Closing, less any Notified Leakage, in immediately available funds with the same value date, without any set-off, deduction or counterclaim, as set out in Schedule 7.2(a)(v);

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(vi)

Buyer shall repay or procure that the relevant Group Companies repay, in accordance with Schedule 7.2(a)(v), the Existing Debt in full by the relevant Group Compan(y)(ies), without any set-off, deduction or counterclaim and, in respect of bank debt, all redemption costs, prepayment penalties, break costs and all associated bank costs and fees prepared on the basis that all facilities and related hedging arrangements or interest currency swaps are repaid or terminated;

(vii)	Sellers shall sell and transfer the Shares and Option Rights to Buyer and give instructions to Danske Bank for the Shares to be transferred to Buyer, as further set out in Schedule 7.2(a)(v);

(viii)

The Sellers’ Representative shall deliver to Buyer resignation letters signed by the members of the boards of directors of the Group Companies as determined by Buyer to resign prior to Signing Date, in such form as set out in Schedule 7.2(a)(viii) effective as of the Closing Date;

(ix)	Buyer shall procure extraordinary general meetings of the shareholders of the Group Companies to be held at which resolutions shall be adopted to appoint new members of the boards of directors;

(x)

The Sellers’ Representative shall convey to Buyer copies or extracts of resolutions of the board of directors of the Company giving its consent (as set out in the consent clause (Fi. suostumuslauseke) in the Company’s articles of association) to the transfers set out in this Agreement;

(xi)	The Sellers’ Representative shall deliver to Buyer the originals of the business mortgage notes concerning the Group Companies’ assets;

(xii)	any other document, condition, amount or matter herein called for to be produced, delivered, released, paid or fulfilled at Closing shall be so produced, delivered, released, paid and fulfilled; and

(xiii)	The Sellers’ Representative and Buyer shall sign and execute a closing memorandum, confirming and evidencing the consummation (or due waiver) of the actions set out in this Section 7.2.

(b)

All steps taken in connection with the Closing shall be considered to occur simultaneously as a part of a single transaction and in the proper sequence and no delivery shall be considered to have been made until each such step had been completed.

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8.	Warranties of Sellers

8.1	General

(a)

Prior to the Signing Date, Buyer has conducted a business, legal, technical, accounting, financial, insurance and tax due diligence review regarding the Business and the Group Companies (the “Due Diligence Review”). In connection therewith, Buyer and its professional advisors have had access to the Disclosure Material, have conducted site visits and have had meetings with the management team of the Group at which, inter alia, the present and future business of the Group has been discussed. Furthermore, Buyer, its Affiliates and their professional advisors have received all information and documentation relating to the Group Companies and the Business requested in connection with the Due Diligence Review and all questions raised by them have been responded to and/or settled in a manner satisfactory to Buyer.

(b)

Subject to the limitations set forth in this Agreement, each Seller, severally, hereby gives the warranties set out in Sections 8.2-8.21 (jointly the “Warranties” and each a “Warranty”). The Warranties are given as at the Signing Date and at the Closing Date, unless otherwise stated. In respect of the Warranties under Section 8.2, each Seller, severally, warrants only in respect of itself as a Seller and the Shares or Option Rights set forth opposite its name in Schedule C.

(c)

Notwithstanding the foregoing sentence, a Seller shall be deemed not to be in breach of the Warranties (other than Fundamental Warranties) to the extent that a matter, event or circumstance constituting a breach of the Warranties (other than Fundamental Warranties) has been Fairly Disclosed in the Disclosure Material.

8.2	Title and authority

(a)

Each Seller owns the number of Shares and Option Rights set out opposite to such Seller’s name in Schedule C, and has the right to exercise all voting and other rights over such Shares and Option Rights.

(b)

The Shares and Option Rights are freely transferable to Buyer and, on the Closing Date, not subject to any Encumbrances, other than the consent clause (Fi. suostumuslauseke) in the articles of association of the Company.

(c)

The performance by each Seller of its obligations hereunder have been duly authorized by all necessary corporate actions on the part of such Seller (if applicable), and this Agreement and any other documents or instruments to be executed by such Seller pursuant to this Agreement will, when executed, constitute valid and binding obligations of such Seller in accordance with their respective terms.

(d)

At Closing, all consents, permissions, approvals and agreements which are necessary for each Seller to obtain in order to enter into and perform this Agreement and any other documents to be executed by such Seller in accordance with their respective terms have been unconditionally obtained.

(e)

The execution and performance by each Seller of this Agreement do not result in a breach of any provision of the articles of association (or any other organizational document) of such Seller, applicable Laws or any judgment or order issued by any court or governmental authority.

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(f)	Each Seller not being a natural Person is duly organized and validly existing under applicable Laws of its jurisdiction of organization.

8.3	Existence and capitalization

(a)	Each Group Company is a corporation duly organized and validly existing under the Laws of the jurisdiction of its incorporation.

(b)	None of the Group Companies has initiated, or is otherwise subject to, any proceedings for its dissolution, liquidation, or reorganization.

(c)

The Shares and the Option Rights comprise the entire issued share capital of the Company. At Closing, Sellers who have entered into this Agreement or an Accession Undertaking (directly or through a power of attorney) jointly represent, and have full ownership of, more than 90% of the Shares and Option Rights and votes in the Company, as set out in section 1, chapter 18 of the Companies Act (624/2006, as amended).

(d)	The Shares and the shares in each Subsidiary have been validly issued, and fully paid up.

(e)

The unofficial shareholder register maintained by the Company (including the list of shares, options, and shareholders) and the shareholder register maintained by Euroclear attached hereto as Schedule 8.3 are accurate as at the Signing Date and no changes have been made or are pending in relation to the Shares or Option Rights or their holders as set out therein (except for any Option Rights that have been exercised into Shares).

(f)

The Company owns the number of shares in each Subsidiary as set out in Schedule 2.61, free and clear of any Encumbrance (except for any security arrangements under the Existing Debt that are Fairly Disclosed in the Disclosure Material), and has the right to exercise all voting and other rights over such shares in the respective Subsidiary. No Group Company has issued any share certificates in respect of its shares.

(g)	The Company does not own any shares or other equity interest in any Person other than the Subsidiaries, except for any subsidiaries to be incorporated in Belgium and the United States.

(h)

Save for the Option Rights, there are no outstanding option rights, subscription rights, or other rights binding on any Group Company entitling to or convertible into any existing new shares in any Group Company.

8.4	Insolvency, etc.

(a)	No Group Company is insolvent under the Laws of the jurisdiction of its respective incorporation or unable to pay its debts as they fall due.

(b)

No Group Company has initiated or is otherwise subject to any proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning the Group Company and, to Sellers’ Knowledge, no events have occurred which, under applicable Laws, would justify such proceedings.

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8.5	Records and documentation

(a)	The current articles of association and registration certificate of the Company are attached as Schedule 8.5(a) and no decision has been taken to amend such documents.

(b)

The corporate documents required to be maintained by each Group Company under the Laws of the jurisdiction of its incorporation (including shareholder registers, board minutes and minutes from shareholders’ meetings) are maintained in accordance with applicable Laws, are in the possession or under the control of the relevant Group Company, and contain, in all material respects, records of matters required to be dealt with in such corporate documents.

(c)

The books of account and other financial records relating to the Group Companies are up-to-date, in all material respects maintained in accordance with applicable Laws, and in the possession or under the control of the relevant Group Company.

(d)

All filings and registrations required by applicable Laws to be delivered or made by each Group Company to company registries in each relevant jurisdiction have, in all material respects, been delivered or made on a timely basis.

8.6	Assets

(a)

Each Group Company has valid, exclusive and perfected title to all assets recorded in the Accounts except for such assets which have been sold in the Ordinary Course of Business after the Accounts Date. None of the assets are subject to any Encumbrances, except if noted in the Accounts or arising thereafter in the Ordinary Course of Business pursuant to applicable Laws.

(b)

Each Group Company owns, leases or otherwise lawfully holds or uses, all the material assets, properties and rights and produce all such services as are required in order to fully and effectively conduct the Business on a stand-alone basis as presently conducted. All such assets, properties and rights are in the possession or under the control of the relevant Group Company.

(c)

To Sellers’ Knowledge, the assets of the relevant Group Company are in good working order, have been properly maintained, comply with applicable Laws, and are suitable (subject to normal wear and tear) for the purpose for which they are used in the Business.

8.7	Accounts

(a)

The Accounts give a true and fair view (Fi. oikea ja riittävä kuva (as defined in the Finnish Accounting Act (Fi. Kirjanpitolaki (1336/1997)) of the financial position, results of the operations, assets, liabilities, profits and losses of the Company and, on a consolidated basis, of the Group as at and for the period ending on the Accounts Date.

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(b)

The Accounts have been prepared, and filed with the authorities, in accordance with applicable Laws and the Accounting Principles, which have been consistently applied by the Group Companies during the financial year of the Accounts and the previous two financial years, except to the extent otherwise stated in the Accounts or the annual accounts of the previous two financial years. Other than as set out in the Disclosure Material, no Group Company has received or applied for any EU, governmental, regional, federal, state or local authority investment grants, subsidies, or financial aids, which are subject to repayment or which otherwise could have an adverse financial impact on the Group Companies.

(c)

Schedule 8.7(c) accurately specifies (i) the cash balance and amount of debt outstanding for borrowed money of the Group Companies and (ii) any occurred Leakage, in each case as of the Business Day preceding the Signing Date.

8.8	Material Agreements

(a)

The agreements listed in Schedule 8.8(a) (the “Material Agreements”) are valid and binding in accordance with their respective terms and there are no practices or agreements between such parties resulting in materially less beneficial terms or financial value for a Group Company. The complete contents of the Material Agreements have been disclosed in the Disclosure Material.

(b)

No Group Company is in material breach of any Material Agreement and no written notice of termination has been given in respect by any Group Company of any Material Agreement and, to Seller’s Knowledge, there is no (i) threat of any Group Company breaching or defaulting under, or (ii) ground for termination, avoidance, or rendering void of, any Material Agreement.

(c)

No written notice of termination has been received in respect of any Material Agreement and, to Sellers’ Knowledge, (i) no counterparty is in material breach of, (ii) there is no threat of any counterparty materially breaching or defaulting under, or (iii) there is no ground for termination, avoidance, or rendering void of, any Material Agreement.

(d)

No Group Company has agreed in writing to amend the terms of any Material Agreement in any material way and no party to any Material Agreement has the right to terminate or modify obligations thereunder due to the Transaction.

(e)	All material obligations of the Group Companies under the Material Agreements due to have been performed, have been duly performed.

(f)

Other than the agreements Fairly Disclosed in the Disclosure Material, no Group Company has entered into any agreement that (i) materially restricts the manner or geographical area in which any Group Company conducts the Business, (ii) contains a change of control provision providing the counterparty a right to terminate the agreement upon the execution of the Transaction, or (iii) is otherwise material to any Group Company or its Business and where the termination of which would have a material adverse effect on such Group Company or the Business.

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8.9	Transactions with Shareholders

Except as Fairly Disclosed in the Disclosure Material, there are no outstanding debts or other legal obligations or rights between a Group Company, on the one hand, and any Seller and/or any Affiliate, on the other hand. No Group Company has entered into any transaction or contract with any Seller and/or any Affiliate, other than in the Ordinary Course of Business and on an arms’ length basis.

8.10	Real property and Lease Agreements

(a)	No Group Company owns, or has ever owned, any real property.

(b)

The terms of all material lease agreements pursuant to which a Group Company leases premises (the “Lease Agreements”) have been disclosed in the Disclosure Material and the Lease Agreements are valid and binding in accordance with their respective terms. Except as Fairly Disclosed in the Disclosure Material, no Group Company is under an obligation to make any material alteration or restoration works at the expiry of, or otherwise under, the Lease Agreements. None of the Group Companies has received or given written notice to terminate any Lease Agreement, whether for the purposes of vacating the relevant premises or renegotiating the rent.

(c)	No Group Company is in material breach of any Lease Agreement and, to Sellers’ Knowledge, no counterparty is in material breach of any Lease Agreement.

8.11	Intellectual Property

(a)

All registered Intellectual Property owned by any Group Company has been disclosed in the Disclosure Material (“Owned IP Rights”). The Group Companies are the sole and exclusive owners of the Owned IP Rights free and clear of all Encumbrances, except as Fairly Disclosed in the Disclosure Material. The Owned IP Rights that are material to the Business are in force and have not been cancelled or abandoned, expired or otherwise terminated, and payment has been duly made of all registration, renewal and maintenance fees due in respect of the Owned IP Rights, and all filings related thereto. Except as Fairly Disclosed in the Disclosure Material, the Group Companies have not granted to any Person, including employees or consultants, any exclusive or non-exclusive right to use any Owned IP Rights.

(b)

The Group Companies have paid to all existing and former employees, officers, independent contractors, and other similar Persons all compensation or other amounts, which were due, by virtue of contractual obligations or applicable Laws, with respect to any Intellectual Property invented, created, or developed during the term of said existing or former employees’, independent contractors’ or other similar Persons’ work for or with the Group Companies.

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(c)	The terms of all material licenses to Intellectual Property granted by or to a Group Company have been disclosed in the Disclosure Material.

(d)

Except as Fairly Disclosed in the Disclosure Material, no material know-how or Intellectual Property of the Group include any material which is incorporated in or linked (whether statically or dynamically) to any open-source software in a manner that will result in the delivery, license, or disclosure of any source code of any software used or held by the Group Company to any third party.

(e)	The Group Companies have valid ownership of or license or right to use the Intellectual Property necessary for operation of the Business as it is presently conducted.

(f)	The Group Companies are not a party to any claim, litigation, proceedings, action, arbitration, or settlement of any nature whatsoever in respect of Intellectual Property.

(g)

The products, processes and procedures of the Group Companies do not infringe on, misappropriate, or otherwise violate and, to the Sellers’ Knowledge, have not infringed on, misappropriated, or otherwise violated, the Intellectual Property rights of any Person. The Group Companies have not received any claims stating that their products, processes, or procedures infringe on, misappropriate, or otherwise violate the Intellectual Property rights of any Person. Without prejudice to the generality of the foregoing, the Group Companies have not received, and there is not pending, any claims under any agreement or applicable Laws providing for employee compensation or ownership in respect of any rights or interests in Intellectual Property.

(h)

To the Sellers’ Knowledge, no Person is infringing on, misappropriating or otherwise violating any right of the Group Companies with respect to any Intellectual Property right owned and/or used by the Group Companies.

8.12	Information Technology

(a)

Each Group Company has the rights necessary to use the Information Technology used in connection with the conducting of the Business in the Ordinary Course of Business and none of such Information Technology contains any bug, defect, or error that materially and adversely affects, or could reasonably be expected to adversely affect, the value, functionality, or performance of the Business as it is currently conducted.

(b)

The Group Companies are not in breach of the terms of any material Information Technology agreement or license relating to the Business as it is currently conducted and have in place commercially reasonable back-up, business continuity, and disaster recovery plans, procedures, and facilities for the Information Technology.

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8.13	Products

(a)

No Group Company has manufactured or sold any products which were, at the time they were manufactured or sold, faulty or defective (other than as allowed under applicable Laws, standards or requirements) or were otherwise not in compliance with applicable Laws, standards or requirements. In case faulty or defective products have been manufactured or sold by the Group Companies, the Group Companies have taken corrective measures to remedy the faults or defects as required under applicable Laws, standards or requirements.

(b)

There is no, and in the last three years, there has not been (except as Fairly Disclosed in the Disclosure Material), any material claim or other material complaint pending or, to Sellers’ Knowledge, threatened against the Group Companies alleging that any products manufactured or sold by the Group Companies are faulty or defective, are not appropriate for their intended use or have caused personal injury or damage to property when used as intended.

8.14	Employment matters

(a)

The standard terms of employment applicable to the employees of the Group Companies have been disclosed in the Disclosure Material and the terms so disclosed are in full force and effect and applied in all material respects to all respective employees of the Group Companies. The complete employment contracts of the Key Employees with the relevant Group Company have been disclosed in the Disclosure Material and such employment contracts are valid in accordance with their respective terms.

(b)	No Key Employee has given or received written notice terminating his or her employment with a Group Company and, to Sellers’ Knowledge, no such notice is expected.

(c)

There is no share incentive, share option, bonus, deferred compensation, profit-sharing, severance pay or similar incentive arrangement in force with respect to any current or former employee of any Group Company, other than as disclosed in the Disclosure Material.

(d)

All collective bargaining agreements binding on any Group Company have been disclosed in the Disclosure Material. No employees are represented by a labor or trade union, works council, employee association or other employee representative and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Sellers’ Knowledge, threatened to be brought or filed, with any governmental authority.

(e)

The Group Companies have complied and comply in all material respects with applicable Laws, employment agreements, collective bargaining agreements, and authority instructions relating to employment (including without limitation social security and other payments required to be made under applicable Laws), labor or working conditions (including without limitation workplace health and safety) or relationship between an employer and an employee applicable to them.

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(f)

No claims, investigations, audits, or proceedings concerning breach of any employment contracts, incentive arrangements, Laws or collective bargaining agreements are pending or, to Sellers’ Knowledge, threatened against the Group Companies.

(g)	The Group Companies have no outstanding or incurred employer liabilities deriving from previously terminated employments.

(h)

The pension schemes Fairly Disclosed in the Disclosure Material are the only such arrangements applicable to the Group Companies, except for arrangements to which the Group Companies contribute in compliance with applicable Laws. There have not been during the last three years any, material disputes between any of Group Companies and any of their employees.

8.15	Tax

(a)

Each Group Company has filed with the appropriate authorities all tax returns and other submissions in respect of Taxes as are required to be filed. Such filings were (i) duly and timely filed, and (ii), when filed, true, correct, and complete in all material respects.

(b)

No Group Company has liabilities or penalties (whether actual or contingent) for unpaid Taxes pertaining to the period prior to the Signing Date or the Closing Date (as applicable), except for (i) Taxes accounted for in the Accounts or (ii) any Taxes pertaining to the period after the Accounts Date incurred in the Ordinary Course of Business.

(c)

All Taxes due for payment, or required to be withheld on behalf of another Person, by a Group Company have been timely paid in full or withheld (as applicable). Each Group Company is in compliance with all applicable information reporting and withholding requirements under all applicable Tax Laws.

(d)

There are no Tax liens on the assets of any Group Company other than statutory liens for Taxes not yet past due or for Taxes the validity of which is being contested in good faith by the appropriate proceedings and for which adequate reserves have been established.

(e)	No Group Company has been given or granted any waiver or extension by any tax authority of any period of limitation governing the time of assessment or collection of any Taxes.

(f)	No Group Company is involved in or subject to any audit relating to Taxes and no Group Company has received any written notice of any threatened audit relating to Taxes.

(g)

For Tax purposes, each Group Company is and has been resident only in the jurisdiction in which it has been incorporated or established. No claim has been made by any governmental authority in a jurisdiction where the Group Company does not file a Tax return that the Group Company is or may be subject to taxation by, or required to file any Tax return in, that jurisdiction. No Group Company has a “permanent establishment” as such term is defined under any applicable Laws, including in any applicable Tax treaty or convention between the United States and such tax jurisdiction of any Group Company.

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8.16	Litigation and disputes

(a)

No Group Company is involved in any material civil, criminal, or administrative litigation, arbitration, or other proceedings (except as claimant in the collection of debts arising in the Ordinary Course of Business).

(b)	No such material civil, criminal, or administrative litigation, arbitration or other proceedings are, to Sellers’ Knowledge, threatened against, any Group Company.

8.17	Insurance

(a)	All material insurance policies held by the Group Companies have been disclosed in the Disclosure Material.

(b)	In respect of the insurances referred to in 8.17(a) above:

(i)	all premiums due have been duly paid; and

(ii)	all of the policies are in full force and effect and, to Sellers’ Knowledge, nothing has occurred to render any such insurance void.

(c)	No Group Company has any pending material insurance claim and, to Sellers’ Knowledge, no such claim is threatened.

8.18	Compliance with Laws and permits

(a)

Each Group Company is, and has for the past three (3) years been, in all material respects in compliance with applicable Laws (save for any applicable data protection legislation which is governed by Section 8.19), including (i) terms and conditions set out in any material permit, approval, authorization or certification granted to the Group, and (ii) to the Sellers’ Knowledge, product liability and product safety Laws.

(b)

Each Group Company has obtained all material permits, approvals, authorizations and certifications which are required under applicable Laws or to conduct the Business as currently conducted. To the Sellers’ Knowledge, there are no grounds for such material permits, approvals, authorizations or certifications being revoked or amended in a manner materially adverse to the Business.

(c)

No Group Company has received written or, to the Sellers’ Knowledge, oral notice from any authority or other Person that a Group Company is in violation of any applicable Laws or any permit, approval, authorization or certification, or that an authority or other Person is intending to revoke, suspend, vary or limit any permit, approval, authorization or certification or that any amendment to any permit, approval, authorization or certification is required to enable the continued operation of the Business.

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(d)

No Group Company or its respective directors, officers or employees, nor, to the Sellers’ Knowledge, consultants, distributors, or other Persons acting on behalf of any Group Company have, directly or indirectly, in connection with the Business taken, or failed to take, in any jurisdiction, any action reasonably likely to violate, or to have violated, any applicable anti-bribery, competition or anti-money laundering Laws or any applicable Laws relating to economic sanctions, import, or export controls.

8.19	Data Protection

(a)

The Business is currently being, and has been, conducted by the Group Companies in compliance in all material respects with all requirements (including registration or notification requirements) laid down in applicable data protection and privacy Laws.

(b)

No written notice of alleged non-compliance with any data protection or privacy Laws (including any enforcement notice, deregistration notice, transfer prohibition notice or equivalent notice) has been received by a Group Company from any competent authority in respect of the way in which the Business has been or is being conducted.

(c)

No Group Company has received any written claim for compensation from any individual under any data protection or privacy Laws in the preceding 12 months period, and no Group Company has been subject to any data breaches or other malicious activity related to the personal data or other sensitive or confidential information held by the Group.

8.20	Absence of certain events

During the period between the Accounts Date and the Signing Date, the Business has been conducted in the Ordinary Course of Business. None of the Group Companies has, except as Fairly Disclosed in the Disclosure Material, during such period:

(a)	issued new shares, option rights or other specific rights or securities entitling to or convertible into new shares, or increased or reduced share capital or other shareholders’ equity;

(b)

raised any additional debt, other than as may be permitted to be drawn down from existing loan facilities, or committed to any capital expenditure, other than as stated in the Group Companies’ business plans or budgets;

(c)	sold, acquired, divested or otherwise disposed or leased any of their material assets, property, rights or business (including Intellectual Property);

(d)	made any change in Accounting Principles or practices or amended their articles of association;

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(e)	created or permitted the creation of any Encumbrance over the assets or properties (including Intellectual Property), other than those resulting from the operation of applicable Laws;

(f)	given any guarantee, indemnity, or other agreement by a Group Company to secure, or incur financial or other obligations with respect to, another Person’s obligations;

(g)	waived, discharged, settled or transferred any claim or right of a material value, or initiated any litigation or other proceeding;

(h)

terminated or changed any relationship with any material customers, supplier, distributor, or other material partners of any Group Company in a manner that materially and adversely may affect the Business;

(i)

made any material changes to the terms of service applicable to any member of the boards of directors of the Group Companies, or to the employment of any Key Employee, or dismissed any Key Employee; or

(j)	agreed or committed to do any of the following.

8.21	Information

The Disclosure Material, and the information and statements included therein, (a) are to Sellers’ Knowledge true and correct in all material respects and not misleading, (b) have been collected in good faith to provide a true view of the Group and the Business, and (c) there is no information that can reasonably be expected to be material to a buyer relating to the Group or the Business that has not been disclosed to Buyer in the Disclosure Material.

9.	Warranties of Buyer

Buyer gives the following warranties to Sellers, all of which are given as at the Signing Date and the Closing Date, unless otherwise stated:

(a)	Buyer is duly organized and validly existing under the Laws of its jurisdiction of incorporation.

(b)

Buyer: (i) has not initiated any negotiations with any creditors regarding the restructuring of its debts; (ii) has not filed or had filed against it any petition for its winding-up, company reorganization or bankruptcy; and (iii) is not insolvent, in each case within the meaning of applicable Laws.

(c)

The performance by Buyer of its obligations hereunder have been duly authorized by all necessary corporate actions on the part of Buyer, and this Agreement and any other documents or instruments to be executed by Buyer pursuant to this Agreement will, when executed, constitute valid and binding obligations of Buyer in accordance with their respective terms.

(d)	The execution and the performance by Buyer of its obligations under this Agreement and any other documents to be executed by Buyer will not:

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(i)

contravene or conflict with, or result in a breach of, any provision of its memorandum or articles of association, by-laws or equivalent constitutional documents or any instrument to which it is a party or by which it is bound;

(ii)	contravene or conflict with, or result in a breach of, any order, judgment or decree of any governmental authority; or

(iii)	result in a violation or breach of any applicable Laws.

(e)

Other than as required in respect of the satisfaction of the conditions in Section 5.2(a) all consents, permissions, approvals and agreements which are necessary for Buyer to obtain (including consent or approvals of, or notices or antitrust filings to, any governmental, official or regulatory body required) in order to enter into and perform this Agreement and any other documents to be executed by Buyer in accordance with their respective terms have been unconditionally obtained.

(f)	There is no legal action or order pending or, to Buyer’s knowledge, threatened against Buyer that seeks to enjoin or otherwise challenge the consummation of the Transaction.

(g)

Buyer has secured sufficient and unconditional financing or has available internal funds to enable it to complete the Transaction in a timely manner and to make any payments that Buyer is or may be required to make pursuant to this Agreement.

(h)

As at the Signing Date, none of Buyer’s Deal Team Members (as defined in the Insurance Policy) has actual knowledge of any matter, event or circumstance which constitutes a breach of any of the Warranties.

10.	Liability and related matters

10.1	Sellers’ liability

(a)

Subject to the limitations and allocation of liability among Sellers set forth in this Section 10, each Seller, on behalf of itself only, hereby agrees to compensate Buyer on a EUR for EUR basis for any Loss actually incurred by Buyer or any Group Company as a result of a breach by such Seller, provided that the relevant Seller has failed to remedy (to the extent remediable to the reasonable satisfaction of Buyer) the breach within 30 days of receipt of notice to do so pursuant to Section 10.6.2(a) in a manner such that Buyer or any Group Company do not suffer Loss as a result of the breach.

(b)

It is expressly agreed that all consequential and indirect losses and costs (save for reasonably foreseeable indirect losses and costs) for Buyer and/or the Group Companies, including, without limitation, loss of business reputation, synergies, business opportunities, revenues, profits or cost savings or any effects on Buyer’s financing arrangements (except to the extent reasonably foreseeable), are excluded from Sellers’ liability under this Agreement.

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(c)	Any amount payable by a Seller to Buyer as a result of a Claim shall be treated for all purposes as a reduction of the Purchase Price received by such Seller.

(d)

Subject to the liability of Key Sellers for Leakage pursuant to Section 4.2(c), the liability of each Seller for any breach of this Agreement is individual and several and not joint and several and each Seller shall be individually and exclusively liable for the Warranties in respect of itself and its Shares and Option Rights and the other covenants and undertakings given by such Seller under this Agreement. With respect to Warranties, covenants and undertakings that are not given in respect of an individual Seller or its Shares or Option Rights, each Seller’s liability shall be pro rata to its portion of the Purchase Price (not taking into account any Leakage). With respect to covenants and undertakings given by the Key Sellers, all Sellers shall be liable for such covenants and undertakings pro rata to their portion of the Purchase Price (not taking into account any Leakage).

10.2	Insurance policy

(a)

The Parties acknowledge that Buyer will enter into the Insurance Policy as a replacement for Buyer making claims against Sellers and in order to obtain protection in the event of any breach of the Warranties.

(b)

The Parties agree that Sellers shall not, under any circumstances, have any liability towards Buyer, or Buyer be entitled to any remedies or actions whatsoever against Sellers, in respect of the Warranties, irrespective of whether a Loss resulting from a breach of the Warranties would be covered by the Insurance Policy or discovered by Seller prior to Closing (and reflected in the Bring Down of Disclosures), except where a Claim is the consequence of (i) fraud or willful misconduct on the part of such Seller; or (ii) a breach of any of the Fundamental Warranties (in which case the provisions of Section 10.2(c) shall apply). Buyer has determined the scope and terms of the Insurance Policy to be sufficient for the purpose of releasing Sellers from any liability under the Warranties except for as provided for under Section 10.2(c). For the avoidance of doubt, no disclosure that may be included in the Bring Down of Disclosures shall in any way limit Sellers’ liability for breaches of Fundamental Warranties as set forth herein.

(c)

With respect to a breach of the Fundamental Warranties by any Seller, or in case of fraud or willful misconduct on the part of any Seller, only such Seller shall be liable to Buyer if and to the extent the Loss resulting from such circumstance is not recoverable under the Insurance Policy. However, Buyer shall in the first instance direct the Claim towards the Insurer and, in case the Claim has not been satisfied in full by the Insurer, only thereafter direct the Claim towards Seller and only in the amount which has not been recovered from the Insurer. For breaches of the Fundamental Warranties by Sellers, Sellers’ liability is, for the avoidance of doubt, subject to the applicable limitations of liability set out in this Section 10.

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(d)

For the avoidance of doubt, if the Insurance Policy is for any reason terminated or amended by either party thereto, or not becoming effective (wholly or partly) for whatever reason, Buyer shall not have the right to make any Claim against Sellers for compensation for a Loss resulting from a breach of the Warranties other than as expressly set out in Sections 10.2(b)-(c) in relation to a fraud or willful misconduct on the part of a Seller or a breach of any of the Fundamental Warranties.

(e)

The Parties acknowledge that Sellers are not a party to the Insurance Policy and that the Insurer is not a party to this Agreement, and that, consequently, neither Sellers nor the Insurer shall have any rights or obligations against each other under this Agreement or the Insurance Policy.

(f)

Buyer undertakes to ensure that the Insurer has no right of subrogation against Sellers, except in cases of fraud or willful misconduct on the part of a Seller (and in such case only against such Seller).

(g)

The Parties acknowledge that the Insurance Policy covers losses only in excess of the retention amount defined therein, i.e. in the event of a breach of any of the Warranties which results in a compensable loss in accordance with the terms of the Insurance Policy, the retention amount will be deducted from such loss, before Buyer is entitled to compensation from the Insurer under the Insurance Policy. For the avoidance of doubt, but without limiting Sellers’ liability for breaches of Fundamental Warranties hereunder, neither Buyer nor any other person has any right to make any Claims against Sellers regarding any retention amount or deductible under the Insurance Policy.

(h)	In the event of any inconsistency or conflict between this Section 10.2 and any other terms and provisions of this Agreement, this Section 10.2 shall prevail.

10.3	No other liability

Sellers have not given, and Buyer has not relied on, any express or implied warranties regarding the Shares, the Option Rights, the Group Companies or their respective businesses other than those contained in Section 8. Sellers’ sole and exclusive liability in respect of the Shares, Option Rights and the Group Companies shall be under the Warranties, and a Seller shall have no other liability in respect thereof based on any warranty or information (whether express or implied), or any other agreement, contract or statute (including under the Finnish Sale of Goods Act (Fi. Kauppalaki 355/1987)), or pursuant to legal principles or theory, or on any other ground. Without prejudice to the generality of the foregoing, Sellers make no warranty to Buyer with respect to, and shall have no liability to Buyer based on, the information memorandum prepared for the Transaction, any management presentation given to Buyer and any financial projection, forecast or other forward-looking statements relating to the Group Companies, regardless of whether such information has been included in the Disclosure Material or not.

10.4	Buyer’s remedy

Sellers’ liability relating to the Transaction shall be exclusively governed by this Agreement. Buyer’s sole and exclusive remedy for a breach of this Agreement by a Seller is to claim compensation in accordance with Section 10. This remedy shall be exclusive

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and it is specifically agreed that no other remedy under the Finnish Sale of Goods Act (Fi. Kauppalaki 355/1987)), pursuant to legal principles or theory or on any other grounds, including (but not limited to) the right to claim damages, withhold payments, to terminate or rescind this Agreement, shall be available to Buyer, provided, however, that the right to seek specific performance and injunction shall not be excluded in the event of a breach by a Seller.

10.5	Sellers’ remedy

Buyer shall as from the Closing Date indemnify and hold each Seller harmless against any Loss actually suffered or incurred by any Seller arising out of or resulting from any breach by Buyer of this Agreement. It is expressly agreed that all consequential and indirect (save for reasonably foreseeable indirect) losses, damages, costs, and expenses for any Seller are excluded from Buyer’s liability under this Agreement.

10.6	Limitation of Sellers’ liability

10.6.1	Monetary limits

(a)

In case of a breach of Warranties (other than Fundamental Warranties), no individual Claim, or series of Claims arising from substantially identical facts or circumstances, which is less than EUR 100,000 shall be taken into account when calculating the total amounts of the Claim(s).

(b)

In case of a breach of Warranties (other than Fundamental Warranties), Buyer shall not have the right to compensation unless the total amount of all Claims made by Buyer exceeds EUR 1,655,000. If the amount of such Claims exceeds that threshold in the aggregate, Buyer shall have the right to compensation for the amount exceeding such threshold, subject to the other limitations provided in this Section 10.6.

(c)

Each Seller’s maximum aggregate liability under this Agreement shall, for any reason whatsoever, be limited to, and can never exceed, the portion of the Purchase Price received by such Seller (not taking into account any Leakage), and with respect to breaches of Section 4.2 (Leakage) be limited as stated in such Section.

(d)

Buyer’s right to compensation for (i) the Warranties (excluding the Fundamental Warranties) is limited to, and can never exceed, EUR 50,000,000, and (ii) the Fundamental Warranties is limited to, and can never exceed, the Purchase Price.

10.6.2	Time limits

(a)

Except for any Claims that Buyer may direct against the Insurer, any other Claims must be made in writing within 45 Business Days from when Buyer became aware of the circumstances giving rise to a Claim, provided that Buyer’s failure to make the Claim within said timeframe shall not limit the Sellers’ liability hereunder, except to the extent of any actual prejudice to the Sellers resulting from such failure. Claims must be made in writing to Sellers or the Insurer, as applicable, and accompanied by all relevant particulars of the Claim specifying the nature of the alleged breach, the amount claimed in respect thereof, the evidence relied upon by Buyer, and all such other information as is available to Buyer or the Group Companies that is necessary to assess the merits of the Claim.

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(b)	No Claim will be valid unless presented within 24 months from the Closing Date. However, this time limit shall not apply to Claims for a breach of:

(i)	the Fundamental Warranties and Warranties under Section 8.15 (Tax), in which case the applicable time limit shall be 84 months from the Closing Date; or

(ii)	breach of other Seller’s obligations under this Agreement, in which case the applicable time limitation shall be six (6) months from the date the relevant obligations has ended.

(c)

Any Claim presented under this Agreement which is not covered by the Insurance Policy, if it has not been previously satisfied, settled or withdrawn, shall be deemed to have been withdrawn and no longer recoverable unless arbitral proceedings in respect of the presented Claim have been initiated by Buyer within six (6) months from the date on which the relevant Seller was notified of the Claim.

10.6.3	Duty to mitigate and recovery from third parties

(a)	Buyer shall take, and shall procure that the Group Companies take, all reasonable steps to mitigate any Loss in accordance with applicable Laws.

(b)

If Buyer or any of the Group Companies has a right to compensation or recovery from any third party (whether by payment, discount, credit, relief or otherwise) relating to a Loss, the Claim that Buyer may make shall be reduced by the amount of such compensation or recovery actually obtained. If such compensation or recovery has been received after Seller(s) have compensated Buyer, Buyer undertakes to refund the amount of such compensation or recovery to Sellers. Buyer shall and shall cause the Group Companies to use reasonable efforts to seek to recover any Loss from any third party to the extent they have a right thereto before steps are taken to enforce a Claim against Sellers.

(c)	No liability shall arise in respect of any breach of this Agreement in respect of any Loss, which is actually recoverable under a policy of insurance in force on the Closing Date.

10.6.4	Other limitations

(a)

A liability, which is contingent, shall not constitute a Loss recoverable under this Agreement, unless and until such contingent liability becomes an actual liability and is due and payable. However, this Section 10.6.4(a) shall not operate to exclude a Claim made in respect of a contingent liability within the time limits and setting out the particulars as specified in Section 10.6.2.

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(b)

To the extent there are any corresponding savings by or net quantifiable financial benefits to Buyer or any Group Company arising from a Loss, Sellers shall not be liable for the portion of the Loss that is covered by such saving or benefit. For example, without limitation, if any Loss is a tax deductible item that results in current cash tax savings, any relevant Claim made by Buyer shall be reduced by an amount equivalent to the cash tax savings.

(c)	Buyer shall not be entitled to make any Claim to the extent that:

(i)	in case of a breach of Warranties (other than Fundamental Warranties), the matter, event or circumstance giving rise to the Claim was Fairly Disclosed in the Disclosure Material);

(ii)

the Claim would not have occurred but for any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the written request or with the written approval of Buyer;

(iii)	the same is otherwise actually accounted for and reflected in the Accounts;

(iv)

the matter, event or circumstance giving rise to the Claim has actually been made good or has otherwise been actually compensated for without cost or expense to Buyer or any other member of Buyer’s Group;

(v)

the Claim relates to a Loss resulting from the passing or amendment of or a change in the official interpretation or application of, any Law or treaty or any administrative practice of any governmental or other regulatory body not in force at the Closing Date, or which takes effect retrospectively; or

(vi)

the Claim would not have occurred but for an act, omission or transaction of Buyer or any Person affiliated with, or deriving title from, Buyer (including, without limitation, the Group Companies from Closing), except where the action, omission or transaction constitutes, in all material respects, a continuation of a practice adopted by the Group Companies or the Sellers prior to the Closing.

(d)	If a Loss relates to a partly owned Group Company, a Seller shall only be liable for such portion of the Loss that corresponds to the ownership of the capital of such Group Company.

(e)	For the avoidance of doubt, any Loss resulting from a breach of this Agreement shall be compensable only once.

10.7	Third-Party Claims

(a)

If a member of Buyer’s Group becomes aware of any actual or threatened third-party claim, action, demand or matter (“Third-Party Claim”) which may give rise to a Loss for which a Seller may be liable which is not covered by the Insurance

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Policy, Buyer shall, and shall procure that the Group Companies shall, provided that Buyer’s failure to take such actions shall not limit the Sellers’ liability hereunder, except to the extent of any actual prejudice to the Sellers resulting from such failure:

(i)	promptly notify the Sellers’ Representative, in writing, of such Third-Party Claim;

(ii)

not make any admission of liability, or enter into any agreement, settlement or compromise with any third party, in relation to any such Third-Party Claim, without reasonably consulting with the Sellers’ Representative;

(iii)	not take any action which may have an adverse effect on any insurance policy under which any such Third-Party Claim would be recoverable if such action had not been taken;

(iv)	take any action reasonably requested by Seller(s) to avoid, dispute, resist, appeal, compromise or defend such Third-Party Claim;

(v)

give the relevant Seller(s) and their representatives reasonable access to the personnel of Buyer and the Group Companies, and to any relevant properties, premises, accounts, documents and records, and allow the relevant Seller(s) and their representatives to take copies of such relevant accounts, documents and records in order to enable the Seller(s) and their representatives to examine the grounds for the Third-Party Claim, to defend against it and to conduct any litigation resulting from it; and

(vi)	at the relevant Seller(s)request and at the relevant Seller(s) cost and expense, allow the relevant Seller(s) (at the relevant Seller(s) option) to:

(A)

handle any negotiation, dispute or litigation relating to the Third-Party Claim with any third party and grant the Seller and its representatives all authorizations and assistance as the Seller and its representatives may reasonably require to enable the Seller and its representatives to defend against the Third-Party Claim and to properly conduct any litigation resulting from it except if (i) such Third-Party Claim relates to Taxes or is made by or involves a governmental authority, (ii) involves a significant client, supplier or distributor of a Group Company, or (iii) exceeds the amount or falls below the amount that Buyer may recover from Sellers hereunder, in which case Buyer shall have the right to assume full defence in respect of such Third-Party Claim (it being understood that such assumption of the defence shall not limit the Sellers’ obligation to indemnify Buyer for the costs and expenses relating to such Third-Party Claim pursuant to this Section 10);

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(B)	participate and give advice in any negotiation, dispute or litigation relating thereto with any third party; and

(C)	at the relevant Seller’s discretion, agree to any settlement, compromise or discharge of such Third-Party Claim.

(b)

If Buyer conducts the negotiation, dispute or litigation in respect of any Third-Party Claim pursuant to Section 10.7(a) above, Buyer shall ensure that the Sellers’ Representative is informed without undue delay of the developments in the matter, and that the Sellers’ Representative is provided with copies of any correspondence or documentary material relating to the negotiation, dispute or litigation.

(c)	Notwithstanding the above, Seller(s) have no obligation to satisfy any Claim in respect of any Third-Party Claim before the matter is subject to a final settlement or a final non-appealable decision.

11.	Post-closing obligations

11.1	Retiring directors

(a)

Buyer shall procure that, promptly after Closing, the Group Companies notify the Finnish Patent and Registration Office regarding the resignations set out in Section 7.2(a)(viii) and the appointments and other resolutions set out in 7.2(a)(ix).

(b)

At the next annual general meeting of the Company and each of the other Group Companies, Buyer undertakes to procure that the current directors of the Company and the other Group Companies who have resigned on or before the Closing Date are granted discharge from liability for their administration up to the Closing Date (or the earlier date of their resignation), save for situations where the director is guilty of fraud or willful misconduct, and provided that the respective auditors of the Company and the other Group Companies do not recommend against such discharge.

(c)

Provided that the directors referred to above have been discharged from liability and subject to the statutory limitations of such discharge, Buyer undertakes not to make, and undertakes to procure that the Company and the other Group Companies do not make, any claims (other than for fraud, gross negligence or criminal acts) against directors of the Company and the other Group Companies in office prior to the Closing Date for their acts or omissions in their capacity as board members that took place on or before the Closing Date, save for situations where the director is guilty of fraud, gross negligence or willful misconduct.

11.2	Further assurance

Each Party shall and, in the case of a Seller, shall procure that any Affiliate(s) of such Seller shall, and, in the case of Buyer, shall procure that each member of Buyer’s Group shall, from time to time, before and after Closing, at its own cost, do, perform, sign and execute all such acts, documents and things (or procure the doing, performance, signing

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or execution thereof) as the other Party may from time to time reasonably require, in a form and on terms satisfactory to the other Party (acting reasonably), to give full effect to this Agreement and to secure to the other Party the full benefit of the rights and remedies conferred upon it in this Agreement.

11.3	Access to books, records and documents

Buyer shall retain, and shall procure that the Group Companies retain, for a period of 10 years from Closing the books, records and documents of the Group Companies to the extent they relate to the period prior to the Closing Date, and shall allow, and shall procure that the Group Companies allow, Sellers reasonable access to such books, records and documents, including the right to take copies at the relevant Seller’s expense, in order to comply with any relevant Law, or in connection with the preparation and agreement of any accounting, tax or other records, or in connection with the conduct of any proceedings, suit or action against a Seller or a Seller’s Affiliate.

11.4	Non-competition and non-solicitation

(a)

Tuomas Tenkanen, Jean de Gunzburg and Juha Kirveskari hereby undertake that he will not, and shall procure that his Affiliates will not, for a period of 36 months from the Closing Date, and Key Employees (other than Tuomas Tenkanen and Juha Kirveskari) hereby undertake that he/she/it will not, and shall procure that his/her/its Affiliates will not, for a period of 12 months from the Closing Date, in each case without the prior written consent of Buyer:

(i)

directly or indirectly engage in any business competing with the Business (as it is conducted on the Closing Date) in such geographical territories where the Business is conducted, or contemplated by a Group Company to be conducted (Germany, Belgium and United States), on the Closing Date, provided that such Sellers shall not be prevented from acquiring or investing in a company or group of companies where the part of a business which competes with the Business is insignificant compared to the primary business of such a company or group of companies, provided that such business is not in direct material competition with the Business; or

(ii)

employ, hire or solicit the employment or hiring of any employees who are employed by any of the Group Companies, except that Sellers shall not be precluded from hiring any employee who (i) responds to any public bona fide advertisement placed by the relevant Seller and which is not specifically targeted at any employee of the Group Company, or (ii) has been terminated by the Group Companies without cause at least 3 months prior to the commencement of employment discussions between the relevant Seller and such employee; or

(iii)

solicit, cause, induce or encourage any client, customer, distributor supplier or licensor of a Group Company as at the Closing Date or any other person who has a business relationship with any Group Company as at the Closing Date, to terminate such relationship with the Group.

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(b)

The restrictions in Section 11.4(a) shall, however, not operate to prohibit Sellers from investing in publicly listed shares, comprising less than five (5) percent of the shares and votes in such company.

11.5	Contractual Clearances

(a)

Key Seller(s) shall take, or shall procure the relevant Group Company to take, commercially reasonable best efforts to obtain contractual consents and clearances for the consummation of the Transaction, as required under the terms and conditions of the agreements listed in Schedule 11.5. Such reasonable best efforts include, without limitation, that Key Seller(s), or a Group Company representative, approaches each counterparty to the agreement (or its representatives), and requests for a written consent and waiver not to invoke any of the counterparty’s rights the counterparty may have in relation to, or as a result of, the Transaction.

(b)

Key Sellers or the relevant Group Company, as applicable, shall seek to obtain such consents and waivers without undue delay after Signing and at the latest prior to the Closing Date. If a counterparty refuses to give its consent or a waiver, or proposes renegotiating the agreement, the Sellers’ Representative shall promptly notify Buyer thereof and the Parties shall in good faith negotiate and cooperate to resolve the matter in the best interest of the Group Company and in a manner satisfactory to Buyer, and in any case without limiting any obligation set out in Section 6.1. For the avoidance of doubt, Sellers shall not be liable for any Loss in case any such consents or waivers would not be obtained (unless Key Sellers have breached their obligation under Section 11.5(a)) and obtaining such consents or waivers shall not be a condition to close the transactions contemplated by this Agreement.

11.6	Release

Effective as of the Closing, each Seller, for itself and on behalf of its Affiliates, irrevocably releases all claims of whatever kind or nature, whether known or unknown, which Seller or its Affiliates may have against the Group Companies, arising out of, based upon or resulting from any contract, transaction, failure to act or occurrence of any sort or type, and which occurred, existed, was taken, or begun prior to the Closing Date, except for any claims arising under this Agreement or any claims for compensation in the Ordinary Course of Business or in connection with a Seller’s employment, service or consultancy, if such Seller is an employee, in the service or consultant of a Group Company.

12.	Miscellaneous

12.1	Notices

(a)

All notices given or made under the Agreement shall be in writing in the English language and shall be deemed to have been duly given or made when delivered by courier, registered mail or by e-mail to the Party in question as follows:

If to the Sellers’ Representative:	Tuomas Tenkanen
Address:	Keilaranta 16, Finland

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FI-02150 Espoo
E-mail address:

With a copy (not serving as notice) to:	Roschier, Attorneys Ltd
Address:	Kasarmikatu 21 A
FI-00130 Helsinki
E-mail address:	tero.Jormanainen@roschier.com
For the attention of:	Tero Jormanainen

If to Buyer:	Hologic, Inc.
For the attention of:	Michelangelo Stefani
Address:	The Corporate Village Building Caprese, Da Vincilaan 5, 8th Floor B B—1935 Zaventem, Belgium
E-mail address:

With a copy (not serving as notice) to:	Avance Attorneys Ltd
Address:	Mannerheimintie 20 A
00100 Helsinki, Finland
E-mail address:	Ilkka.perheentupa@avance.com
For the attention of:	Ilkka Perheentupa

With a copy (not serving as notice) to:	Weil, Gotshal & Manges LLP
Address:	767 Fifth Avenue, New York New York 10153, USA
E-mail address:	Michael.lubowitz@weil.com and Amanda.fenster@weil.com
For the attention of:	Michael Lubowitz, Esq. and Amanda Fenster, Esq.

With a copy (not serving as notice) to:	Hologic, Inc.
Address:	250 Campus Drive Marlborough, MA 01752, USA
E-mail address:
For the attention of:	John M. Griffin

or to such other postal address or e-mail address of which a Party notifies the other Parties in accordance with this Section 12.1.

(b)

Notices and other communication will be deemed to have been received by the relevant Party (i) if sent by registered mail, on the fifth Business Day after the day of mailing; (ii) if sent by email, on the day of email sent, provided that no notice of unsuccessful transmission has been received; or (iii) if sent by courier, on the day when received provided that a confirmation of receipt has been obtained.

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12.2	Sellers’ Representative

(a)	Each Seller hereby unconditionally and irrevocably authorizes the Sellers’ Representative to be their representative in all matters relating to this Agreement, including but not limited to:

(i)	signing, executing and delivering any document and taking any action that may be necessary or appropriate in connection with this Agreement;

(ii)	agree and approve any amendments to this Agreement and to any document that may be necessary or appropriate in connection with this Agreement and to sign, execute and deliver any such amendment;

(iii)	make any requests or approvals to Buyer pursuant to this Agreement;

(iv)	agree, compromise and settle any claim by Buyer against Sellers under this Agreement, however, not including claims only directed against an individual Seller; and

(v)	give or receive any notice or notification in any form to be given under this Agreement,

with the effect that any action or measure taken by the Sellers’ Representative shall be binding on all Sellers and any notice or notification to or by the Sellers’ Representative shall be deemed a notice to or by all Sellers.

(b)

Except with respect to the individual undertakings or liability under this Agreement, no Seller shall act under this Agreement other than through the Sellers’ Representative and Buyer shall be entitled, in its sole discretion, to have regard only to, and rely upon and act in accordance with, without any liability to any Party for having relied or acted thereon, actions undertaken or notices, including requests, elections or proposals, issued by the Sellers’ Representative.

(c)	For the avoidance of doubt, each Seller undertakes not to revoke or qualify (wholly or partly) the authorization granted to the Sellers’ Representative in accordance with this Section 12.2.

(d)

Sellers agree that the Sellers’ Representative shall not be liable for any act done or omitted as representative for Sellers while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Sellers undertake to keep the Sellers’ Representative fully indemnified for any liability that it may incur in its capacity as a representative of Sellers other than if the Sellers’ Representative acts in bad faith.

12.3	Fees and expenses

Each Party shall bear its own fees and expenses in connection with the preparation and implementation of the actions contemplated by this Agreement, including, but not limited to, all fees and expenses of investment bankers, advisors, representatives, counsels and accountants.

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12.4	Transfer Tax

Buyer shall be liable to pay all transfer taxes and similar taxes, if any, levied in connection with this Agreement and for filing all necessary tax returns, forms and similar with the appropriate tax authorities.

12.5	Assignment

No Party may, by operation of Law or otherwise, assign, transfer or grant any security interest or other rights in or over any of its rights or obligations under this Agreement, without the prior written consent of Buyer and the Sellers’ Representative. However, Buyer shall be entitled to assign, otherwise transfer or grant any security interest or other rights in or over any of its rights or obligations under this Agreement to any bank or other finance provider participating in the financing of the transactions contemplated in this Agreement or a subsequent refinancing of such financing or funding of the Group Companies.

12.6	No waiver

Failure by either Party at any time or times to require performance of any provision of this Agreement shall not be construed as a waiver by such Party of (i) any subsequent breach of such provision, (ii) a breach of any other provision of the Agreement, or (iii) an amendment of any provision of the Agreement.

12.7	Entire agreement

This Agreement represents the entire understanding and agreement between the Parties with respect to its subject matter and supersedes all prior understandings and agreements with respect to such subject matter, including the confidentiality undertaking relating to the Transaction signed by Buyer, dated January 24, 2021.

12.8	Interpretation

This Agreement shall be construed as jointly drafted as though each Party participated equally in the preparation and drafting of this Agreement.

12.9	Amendments

No amendment to this Agreement shall be effective unless made in writing and signed by a duly authorized representative of Buyer and the Sellers’ Representative.

12.10	Provisions severable

If any part of this Agreement is held to be invalid or unenforceable, the validity and enforceability of the remainder of this Agreement shall not be affected; however, the Parties shall attempt, through negotiations in good faith, to replace any part of this Agreement so held to be invalid or unenforceable in order to give effect to the commercial intentions of the Parties when signing this Agreement. The failure of the Parties to reach an agreement on a replacement provision shall not affect the validity of the remaining part of this Agreement.

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12.11	Confidentiality and publicity

(a)	Subject to Section 12.11(b), each Party undertakes not to disclose, in whole or in part, any Confidential Information.

(b)	Section 12.11(a) shall not prohibit disclosure if and to the extent:

(i)

required to do so by Law or by any court of competent jurisdiction, the rules and regulations of any stock exchange or in any lawful and compelling enquiry by any governmental, official or regulatory body;

(ii)	the Confidential Information is or becomes publicly available (other than by breach of this Agreement);

(iii)	the other Party has given its prior written consent to such disclosure (such consent not to be unreasonably withheld or delayed);

(iv)	such disclosure is to its professional advisers who are bound to such Party by a duty of confidence similar to that set out in this Agreement.

(c)

If a Party is required under any of the circumstances referred to in Section 12.11(b)(i) to disclose any Confidential Information, the disclosing Party shall, to the extent legally permissible, use its reasonable endeavors to consult with the other Party prior to any such disclosure.

(d)

All press releases and other public relations activities of the Parties with regard to the contents of this Agreement shall be mutually approved by the Parties in advance, such approval not to be unreasonably withheld or delayed.

12.12	Governing law and arbitration

(a)	This Agreement is governed by the substantive laws of Finland, without regard to its conflicts of law rules and principles.

(b)

Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or validity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finland Chamber of Commerce. The seat of arbitration shall be Helsinki and the arbitral proceedings shall be conducted in the English language.

(c)

The Parties undertake to ensure that all arbitration proceedings conducted in accordance with this Agreement are kept confidential, unless otherwise required by law, or under relevant stock market regulations, or for the purpose of securing a Party’s own interests against another Party in relation to a dispute. This undertaking shall cover, inter alia, all information disclosed during the course of such proceedings, as well as any decision or award made or declared by the arbitral tribunal.

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12.13	Counterparts

This Agreement may be executed and delivered in any number of counterparts whether by original signature or by electronic means, each of which shall be an original but all of which taken together shall constitute one and the same instrument.

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The Parties have duly executed this Agreement as of the date first written above.

Hologic, Inc.

/s/ John M. Griffin
Name: John M. Griffin Title: General Counsel

Jean de Gunzburg	TJT Technologies Oy

/s/ Tuomas Tenkanen	/s/ Tuomas Tenkanen
Tuomas Tenkanen, by proxy	Name: Tuomas Tenkanen Title: Board member

Tuomas Tenkanen	Timo Syrjälä

/s/ Tuomas Tenkanen	/s/ Tuomas Tenkanen
Tuomas Tenkanen	Tuomas Tenkanen, by proxy

Acme Investments SPF Sarl	Helsinki University Fund

/s/ Tuomas Tenkanen	/s/ Tuomas Tenkanen
Tuomas Tenkanen, by proxy	Tuomas Tenkanen, by proxy

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Autobio Diagnostics Co., Ltd	Terry de Gunzburg

/s/ Tuomas Tenkanen	/s/ Tuomas Tenkanen
Tuomas Tenkanen, by proxy	Tuomas Tenkanen, by proxy

iXLife SAS	Juha Kirveskari

/s/ Tuomas Tenkanen	/s/ Tuomas Tenkanen
Tuomas Tenkanen, by proxy	Tuomas Tenkanen, by proxy

Jukka Ahonen	Kari Kataja

/s/ Tuomas Tenkanen	/s/ Tuomas Tenkanen
Tuomas Tenkanen, by proxy	Tuomas Tenkanen, by proxy

Kristian Sjöberg	Miquel Vernet

/s/ Tuomas Tenkanen	/s/ Tuomas Tenkanen
Tuomas Tenkanen, by proxy	Tuomas Tenkanen, by proxy

STO-Rahoitus Oy	Timo Soininen

/s/ Tuomas Tenkanen	/s/ Tuomas Tenkanen
Tuomas Tenkanen, by proxy	Tuomas Tenkanen, by proxy

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Yann Marcy	Minna Koivula

/s/ Tuomas Tenkanen	/s/ Tuomas Tenkanen
Tuomas Tenkanen, by proxy	Tuomas Tenkanen, by proxy

Antti Ojala

/s/ Tuomas Tenkanen
Tuomas Tenkanen, by proxy

/s/ Tuomas Tenkanen	/s/ Päivi Malinen
Tuomas Tenkanen on behalf of the holders of Class T Options and Class T Shares subscribed in relation to Option Plan 2015 III	Päivi Malinen (CEO of Springvest Oy) on behalf of all the other holders of Class T Options and Class T Shares than the holders of Class T Options and Class T Shares subscribed in relation to Option Plan 2015 III

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